For period ending June 30, 2011         Exhibit  77D

File number 811-9036

UBS High Yield Relationship Fund - At the March 2011 Board meeting, the Board approved a change to the investment policy for the UBS High Yield Relationship Fund to permit the series to invest in non- US dollar denominated securities.